SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Actimize Engages Senior Financial Services Leadership to Share Financial Crime and Compliance Strategies at Annual Global Client Forum, Dated October 1, 2013

99.2	Press Release: NICE Actimize Financial Services Poll Finds That More Than 55 Percent of Financial Institutions Rate Understanding of FATCA Legislation ‘Average’ to ‘Poor’, Dated October 9, 2013

99.3	Press Release: NICE Workforce Management Implemented at Air China with Tailored Scheduling Capability to Improve Operational Efficiency, Dated October 14, 2013

99.4	Press Release: NICE Actimize Selects ULLINK to Provide Transparent Data Delivery For Its Cloud Trade Surveillance Customers, Dated October 15, 2013

99.5	Press Release: NICE Actimize Announces Benchmark Monitoring Solution to Monitor Potential Rate-setting and Related Communications Channel Activities, Dated October 21, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel

Dated: November 7, 2013

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Actimize Engages Senior Financial Services Leadership to Share Financial Crime and Compliance Strategies at Annual Global Client Forum, Dated October 1, 2013

99.2	Press Release: NICE Actimize Financial Services Poll Finds That More Than 55 Percent of Financial Institutions Rate Understanding of FATCA Legislation ‘Average’ to ‘Poor’, Dated October 9, 2013

99.3	Press Release: NICE Workforce Management Implemented at Air China with Tailored Scheduling Capability to Improve Operational Efficiency, Dated October 14, 2013

99.4	Press Release: NICE Actimize Selects ULLINK to Provide Transparent Data Delivery For Its Cloud Trade Surveillance Customers, Dated October 15, 2013

99.5	Press Release: NICE Actimize Announces Benchmark Monitoring Solution to Monitor Potential Rate-setting and Related Communications Channel Activities, Dated October 21, 2013